

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Anuj Kumar Sethi
Principal Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase-II
Sector-20, Gurugram - 122008
Haryana , India

> **Re: Yatra Online, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Filed August 1, 2022**
> **File No. 001-37968**

Dear Anuj Kumar Sethi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Non-IFRS Measures, page 115

1. We note you present the non-GAAP measure, Adjusted Revenue, for each of your segments and in total and that it is derived by adding customer promotional expenses to revenue and subtracting service cost related to your Hotels and Packages Segment. Please address the following points:

   - As it appears the adjustments to calculate Adjusted Revenue have the effect of presenting revenue on a basis other than IFRS, tell us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and concluded that Adjusted Revenue does not substitute individually tailored revenue recognition and measurement methods for those of IFRS;

- Tell us why service cost is deducted from revenue to arrive at a non-IFRS measure of revenue. In this regard, we note that Adjusted Revenue does not appear to be a measure of revenue as it contemplates a non-revenue line item in the calculation.

Notes to the Consolidated Financial Statements
5. Segment Information, page F-28

2. We note you disclose "segment revenue" for the purpose of presenting your "segment results", which appears to be your measure of segment profit or loss under IFRS 8. Please address the following points:

- Confirm that segment results is your measure of segment profit or loss;

- Provide us your basis under IFRS 8 to support your presentation of segment revenue. In this regard, we note that in determining segment revenue, you exclude promotional expenses that are recorded as a reduction of revenue under IFRS15.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation